

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2017

Kent Wilson
Chief Executive Officer and President
Alpine 4 Technologies Ltd
4742 N. 24th Street Suite 300
Phoenix, AZ 85016

      Re: Alpine 4 Technologies Ltd.
          10-K filed April 14, 2017
          10-Q filed November 14, 2017
          File No. 000-55205

Dear Mr. Wilson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the period ended September 30, 2017

Note 9 - Business combinations
Horizon Well Testing, page 22

1.   Please file the financial statements and pro forma financial information required by Rule 8-04 of Regulation S-X under the cover of a Form 8-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ivette Leon, Assistant Chief Accountant, at 202-551-3351 or Carlos

Pacho, Senior Assistant Chief Accountant, at 202-551-3810 with any other questions.

Division of Corporation Finance
Office of Telecommunications